                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934

For the month of May, 2003

          API ELECTRONICS GROUP INC. (Formerly: Investorlinks.com Inc.)
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

            505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                    Form 20-F  X      Form 40-F ___
                              ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                         Yes:  ____        No:   X
                                                ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________

Relevant Event dated April 28, 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        API ELECTRONICS GROUP INC.
                                        (Formerly Investorlinks.com Inc.)

Date: May 1, 2003                       By:  /s/  Jason DeZwirek
      -----------                           ----------------------------------
                                        Jason DeZwirek, Chairman of the Board,
                                        Executive V.P., Secretary and Director

                                                   QUARTERLY AND YEAR END REPORT

                                                      BC FORM 51-901
[LOGO] British Columbia Securities Commission         (previously Form 61)


Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y IL2. Toll Free in British Columbia 1-800-373-5393

-------------------------------------------------------------------------------------------------------------------------------
ISSUER DETAILS                                                                                           DATE OF REPORT

NAME OF ISSUER                                                                  FOR QUARTER ENDED      YY     MM      DD
API ELECTRONICS GROUP INC.                                                      2003/02/28             2003    04      28
-------------------------------------------------------------------------------------------------------------------------------
ISSUER ADDRESS
505 UNIVERSITY AVENUE, SUITE 1400
-------------------------------------------------------------------------------------------------------------------------------
CITY                                    PROVINCE            POSTAL CODE         ISSUER FAX NO.         ISSUER TELEPHONE NO.
TORONTO                                 ON                  M5G 1X3             416-593-4658           416-593-3000
-------------------------------------------------------------------------------------------------------------------------------
CONTACT NAME                                                CONTACT POSITION                           CONTACT TELEPHONE NO.
JASON DEZWIREK                                              CHAIRMAN                                   416-593-3000
-------------------------------------------------------------------------------------------------------------------------------
CONTACT EMAIL ADDRESS                                       WEB SITE ADDRESS
jason@kaboose.com                                           www.api-electronics.com
-----------------                                           -----------------------
-------------------------------------------------------------------------------------------------------------------------------

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

----------------------------------------------------------------------------------------
        DIRECTOR'S SIGNATURE       PRINT FULL NAME              DATE            SIGNED
[_]     "JASON DEZWIREK"           JASON DEZWIREK                YY     MM        DD
                                                                2003    04        28
----------------------------------------------------------------------------------------
        DIRECTOR'S SIGNATURE       PRINT FULL NAME              DATE            SIGNED
[_]     "PHILLIP DEZWIREK"         PHILLIP DEZWIREK              YY     MM        DD
                                                                2003    04        28
----------------------------------------------------------------------------------------

                                  SCHEDULE "A"

                              FINANCIAL INFORMATION

See attached unaudited consolidated financial statements of API Electronics Group Inc. (the "Company") for the nine months ended February 28, 2003.

                                  SCHEDULE "B"

See attached unaudited consolidated financial statements of the Company for the nine months ended February 28, 2003.

                                  SCHEDULE "C"

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

API Electronics Group Inc. ("API" or "Company") is a leading manufacturer of electronic components and microelectronic circuits with precisely defined functional capabilities for advanced military, industrial, commercial, automotive and medical applications. The Company is a leading supplier of defence electronic components to the U.S. Department of Defence and its subcontractors as well as having a strong commercial user base.

API's business strategy has been to strengthen its leadership position for its components through continued emphasis on technological advances, operational efficiencies, cost reductions, competitiveness and acquisitions. To this end, on May 31, 2002, API acquired all the outstanding shares of the privately-held "Filtran Group" (Filtran Inc. of Ogdensburg, New York; Filtran Limited, Canadian Dataplex Limited and Tactron Communications (Canada) Limited all of Nepean, Ontario, Canada). Filtran Group is a leading global supplier of superior quality electronic components to major producers of communications equipment, military hardware, computer peripherals, process control equipment and instrumentation. In business since 1969, Filtran Group is ISO 9001 registered and offers off-the-shelf and custom designed products and regularly ships components to clients in more than 34 countries. The acquisition broadens API's product offerings for current and potential customers as well as providing synergies in the areas of engineering and technological capabilities. In February 2003, the Company acquired certain assets of TM Systems Inc.(TM). In business for over 30 years, TM supplies the defense sector with naval landing and launching equipment, flight control and signalling systems, radar systems alteration, data communication and test equipment as well as aircraft ground support equipment. The acquisition expands API's core-military and defense-related electronics business.

Consolidated Results of Operations

Nine months ended February 28, 2003 compared to February 28, 2002

Sales Revenue

The Company continued to record strong sales growth during the nine months ended February 28, 2003. Revenues increased by 137.9% to $5,523,823 from $2,321,625 posted in the nine months ended February 28, 2002. The growth during the period was attributed to the Filtran Group's and TM's sales revenue in the amount of $3,444,295 and $93,601 respectively, reflected in API's operations. Fiscal 2003 is the initial year whereby Filtran and TM operations are reflected in the Company's consolidated operations.

Cost of Goods Sold and Gross Margin

The cost of goods sold was 73.6% of sales in 2003 compared to 76.1% of sales in 2002. Accordingly, the gross margin for 2003 period of 26.4% was in line with the 23.9% gross margin in the 2002 period.

The Company was able to improve its gross margin percentage during the 2003 period, despite competitive pressures, through ongoing cost reduction initiatives.

Selling Expenses

Selling expenses increased from $231,034 for the nine months ended February 28, 2002 to $472,380 for the nine months ended February 28, 2003. As a percentage of sales the 2003 selling expenses came in at 8.5% an improvement over the 9.9% posted in 2002. The 104.5% increase in selling expenses is consistent with the 137.9% increase in sales revenue.

General and Administrative Expenses

General and administrative expenses increased from $949,512 for the 2002 period to $1,311,723 incurred during the 2003 period. As a percentage of sales, the 2003 general and administration expenses were 23.8% compared to 40.9% in 2002.

Several components of general and administrative expenses saw increases as a direct result of API's new status as a public company. Professional fees of $170,662 (2002 - $42,288), public relations of $6,253 (2002 - $NIL), and shareholder information of $39,625 (2002 - $2,592) all increased substantially and were attributable to increased costs that are inherent with public company compliance. In addition, the May 31, 2002 acquisition of the Filtran Group (note 1b in the notes to the consolidated financial statements) resulted in increased general and administrative expenses for API. Several components saw increases as follows: Office salaries - $183,722 (2002 - $60,372), consulting - $58,729 (2002
- $42,028), rent - $28,616 (2002 - $6,212), telephone - $35,589 (2002 -
$21,139).

In addition, administrative depreciation and amortization rose to $166,889 (2002
- $23,272) as a result of the overall increase in the Capital and Intangible Asset base arising from the acquisition of the Filtran Group.

Business development and investor relations saw a large decrease from $575,661 in the nine months ended February 28, 2002 to $316,885 in the nine months ended February 28, 2003. The 2002 period saw major one-time expenses (business plan, investor marketing and awareness) of approximately $105,000 when API first became a public company.

Management continues to emphasize efficiencies and control of overheads.

Nine months ended February 28, 2003 compared to February 28, 2002

Other Income and Expense

Other income increased from $68,544 for the period ended February 28, 2002 to $108,335 for the period ended February 28, 2003. Included in 2003 is a $40,025 gain earned through the early repayment of an amount owing on the promissory note issued in connection with the Filtran Group acquisition. Other expense relates to interest on long-term debt and the Company saw a substantial increase from $23,891 in 2002 to $69,870 in 2003. The increase is attributed to the promissory note debt that was added as part of the Filtran Group acquisition.

Net Income / Loss

The Company incurred a net loss for the nine months ended February 28, 2003 year of $289,224($0.018/share) compared to a net loss of $601,009($0.011/share) for the nine months ended February 28, 2002.

Liquidity and Capital Resources

Summary

At February 28, 2003, the Company had cash reserves of $1,523,007 compared to $1,408,637 as at May 31, 2002.

At February 28, 2003 working capital, the excess of current assets over current liabilities totalled $2,838,463 compared to $2,148,073 at May 31, 2002. The current ratio at February 28, 2003 was 2.0:1 - consistent with the 2.0:1 ratio as at May 31, 2002. The quick ratio (which excludes inventory and prepaid expenses from current assets) is 1.1:1 at February 28, 2003 - consistent with the 1.1:1 posted at May 31, 2002.

Inventory rose 23.7% from $1,852,483 as at May 31, 2002 to $2,290,976 as at
February 28, 2003. Accounts receivable increased 31.1% from $1,073,058 as at May 31, 2002 to $1,406,761 as at February 28, 2003. Accounts payable rose 35.2% from $874,269 at May 31, 2002 to $1,181,673 as at February 28, 2003. Inventory,
accounts receivable and accounts payable are the major working capital components and their increase is consistent with higher sales and production levels.

Long-term debt (current and long-term portion) increased substantially from $2,371,831 at May 31, 2002 to $2,844,171 at February 28, 2003. This increase resulted primarily from the issue of the promissory note in connection with the TM System acquisition in the amount of $1,500,000 and this was offset by the repayment of part of the Filtran Group promissory note in the amount of $995,926.

The debt to equity ratio improved to 0.55 as at February 28, 2003 compared to
0.91 as at May 31. 2002.

Cash Flow

Cash generated (used) in operating activities increased from ($744,168) for the nine months ended February 28, 2002 to ($290,422) for nine months ended February 28, 2003.

The major source of cash in 2002 was provided through the issue of common shares in the amount of $4,065,000 and the net long-term debt advances in the amount of $472,340.

The major use of cash during 2003 was the purchase of capital assets in the amount of $362,630 and the acquisition of the assets of TM Systems Inc. in the amount of $3,022,263.

Financings

On June 19, 2002, the Company completed a $1,175,000 private placement offering of 500,000 units at a price of $2.35 per unit. Each unit consists of one common share and one warrant. The warrants expire on June 30, 2004 and entitles the holders to purchase one additional common share at a price of $3.00 per share. Proceeds from the private placement will be used for general working capital purposes and to fund ongoing acquisition activities.

In February 2003, the Company completed a private placement financing of $2,770,000. Under the terms of the financing, 6,925,000 units were issued with each unit consisting of one common share at $0.40 per share and a half-share purchase warrant. Each full share purchase warrant will entitle the holder to acquire one common share at a price of $0.60 for a period of two years following closing.

Subsequent Events

No significant subsequent events occurred after February 28, 2003.

Nine months ended February 28, 2003 compared to February 28, 2002

Risks

The Company is exposed to a variety of risks in its operations. These include operational, currency, foreign operations, credit, and interest rate. Steps have been taken in all areas to mitigate these risks.

            API Electronics Group Inc.
            Consolidated Interim Financial Statements
            Third Quarter
            For the nine month period ended February 28, 2003
            (Prepared from the records of the company - without audit or review) Expressed in US$

                                                      API Electronics Group Inc.
                                                                  Balance Sheets
            (Prepared from the records of the company - without audit or review)
                                                              (Expressed in US$)

                                                          February 28       May 31
                                                              2003           2002
--------------------------------------------------------------------------------------
Assets

Current
    Cash                                                 $  1,523,007    $  1,408,637
    Accounts receivable                                     1,406,761       1,073,058
    Inventories (Note 2)                                    2,290,976       1,852,483
    Marketable securities                                     263,670               -
    Prepaid expenses                                           94,141          45,358
                                                         ----------------------------

                                                            5,578,555       4,379,536
Capital assets (Note 3)                                     3,002,821       2,867,382
Goodwill (Note 4)                                           3,984,792         962,529
Intangible assets (Note 5)                                    276,856         325,712
                                                         ----------------------------

                                                         $ 12,843,024    $  8,535,159
                                                         ============================

Liabilities and Shareholders' Equity

Current
    Bank indebtedness (Note 6)                           $          -    $    284,488
    Accounts payable                                        1,181,673         874,269
    Current portion of long-term debt (Note 7)              1,558,419       1,072,706
                                                         ----------------------------

                                                            2,740,092       2,231,463
Future income tax liability (Note 8)                          536,958         530,000

Long term debt (Note 7)                                     1,285,752       1,299,125
                                                         ----------------------------

                                                            4,562,802       4,060,588
                                                         ----------------------------
Shareholders' equity
    Share capital (Note 9)                                  8,707,007       4,642,007
    Paid in capital                                           770,790         770,790
    Cumulative foreign exchange translation                    29,875               -
    Deficit                                                (1,227,450)       (938,226)
                                                         ----------------------------

                                                            8,280,222       4,474,571
                                                         ----------------------------
                                                         $ 12,843,024    $  8,535,159
                                                         ============================

On behalf of the Board:
(signed) Jason DeZwirek         Director
(signed) Phillip DeZwirek       Director

  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                      API Electronics Group Inc.
                                    Consolidated Interim Statement of Operations
                                                 and Retained Earnings (Deficit)
            (Prepared from the records of the company - without audit or review)
                                                              (Expressed in US$)

                                             Nine Months Ended                Three Months Ended
                                                February 28                       February 28
                                           ----------------------           -----------------------
                                            2003             2002             2003             2002
---------------------------------------------------------------------------------------------------
Sales                                $ 5,523,823      $ 2,321,625      $ 2,079,512      $   681,772

Cost of sales                          4,064,540        1,765,486        1,509,681          571,128
                                     --------------------------------------------------------------

Gross profit                           1,459,283          556,139          569,831          110,644

Expenses
  Selling expenses                       472,380          231,034          180,221           63,110
  General and administrative           1,311,723          949,513          592,754          580,141
                                     --------------------------------------------------------------

                                       1,784,103        1,180,547          772,975          643,251
                                     --------------------------------------------------------------

Operating Income                        (324,820)        (624,408)        (203,144)        (532,607)
                                     --------------------------------------------------------------

Other (Income)
Expenses
  Other income                          (108,335)         (68,544)         (39,057)          (9,416)
  Interest expense                        69,870           23,891            9,921            5,066
                                     --------------------------------------------------------------

                                         (38,465)         (44,653)         (29,136)          (4,350)
                                     --------------------------------------------------------------

Income (loss) before income
   taxes                                (286,355)        (579,755)        (174,008)        (528,257)

Income taxes                               2,869           21,524            2,869           (8,746)
                                     --------------------------------------------------------------
Net income (loss)                       (289,224)        (601,009)        (176,877)        (519,511)

Retained earnings (deficit),
   beginning of period                  (938,226)         (80,583)      (1,050,573)        (162,081)
                                     --------------------------------------------------------------

Deficit, end of period               $(1,227,450)     $  (681,592)     $(1,227,450)     $  (681,592)
                                     ==============================================================

Earning (loss) per share - basic     $    (0.018)     $     (0.05)     $    (0.011)     $     (0.05)
                                     ==============================================================

  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                      API Electronics Group Inc.
                                           Consolidated Statements of Cash Flows
            (Prepared from the records of the company - without audit or review)
                                                              (Expressed in US$)

                                                               Nine Months Ended                Three Months Ended
                                                                   February 28                      February 28
                                                             ---------------------             ---------------------
                                                             2003             2002             2003             2002
--------------------------------------------------------------------------------------------------------------------
Cash provided by (used in)

Operating activities
  Net income (loss) for the period                    $  (289,224)     $  (601,009)     $  (176,877)     $  (519,511)
  Adjustments to reconcile net loss to net
    cash provided by operating activities:
         Amortization                                     276,047          106,154           89,236           31,086
      Net change in non-cash working capital
         balances (Note 10)                              (777,245)        (249,313)        (372,238)           7,214
                                                      --------------------------------------------------------------

                                                         (790,422)        (744,168)        (459,879)        (481,211)
                                                      --------------------------------------------------------------
Investing activities
  Acquisition of assets of TM Systems                  (3,022,263)               -       (3,022,263)               -
  Purchase of capital assets                             (362,630)        (187,353)         (76,915)         (70,703)
                                                      --------------------------------------------------------------

                                                       (3,384,893)        (187,353)      (3,099,178)         (70,703)

Financing activities
  Cash acquired through reverse take-over,
  net of cost of acquisition                                    -        1,178,375                -                -
Issue of share capital                                  4,065,000          204,127        2,089,000          198,420
Share issue costs                                                           (8,226)                           (8,226)
Change in cumulative foreign exchange                      29,875                -           57,507                -
Bank indebtedness advances (repayments)                  (284,488)        (109,151)               -           (3,051)
Long-term debt advances (repayments)                      472,340          (65,625)       1,540,846           (2,613)
Increase(decrease) in future income tax liability           6,958                -             (232)               -
                                                      --------------------------------------------------------------

                                                        4,289,685        1,199,500        4,488,121          184,530
                                                      --------------------------------------------------------------

Net increase (decrease) in cash                           114,370          267,979          929,064         (367,384)

Cash, beginning of period                               1,408,637           41,073          593,943          676,436
                                                      --------------------------------------------------------------

Cash, end of period                                   $ 1,523,007      $   309,052      $ 1,523,007      $   309,052
                                                      ==============================================================

  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
            (Prepared from the records of the company - without audit or review)
                                                       (Expressed in US Dollars)

February 28, 2003 and 2002

Nature of Business              API Electronics Group Inc.'s ("the Company")
                                business focus is the manufacture and design of high reliability semiconductor and microelectronics circuits for military, aerospace and commercial applications. In 2002, the Company expanded its manufacturing and design of electronic components to include filters, transformers, inductors, and custom power supplies for land and amphibious combat systems, mission critical information systems and technologies, shipbuilding and marine systems, and business aviation. A further acquisition in 2003 saw the Company expand its defense-related business to include naval aircraft and launching equipment, flight control and signalling systems, radar systems alteration, data communication and test equipment, and aircraft ground support equipment.

Business Acquisition and
Name Change                     On August 31, 2001, Investorlinks.com Inc., a
                                public company incorporated under the laws of the Province of Ontario, and API Electronics
                                Inc. ("API Electronics"), a private company incorporated under the laws of the State of New
                                York, completed the business combination referred to in Note 1(a) to the financial statements. Pursuant to Articles of Amendment dated September 10, 2001, the Company changed its name from Investorlinks.com Inc. to API
                                Electronics Group Inc. As stated in Note 1(a), the business combination has been accounted for as a reverse take-over of the Company by API
                                Electronics.

                                On May 31, 2002 the Company completed the acquisition of all the outstanding common shares of Filtran Inc. ("Filtran USA"), a private company incorporated under the laws of the State of New York; Filtran Limited ("Filtran Canada"), a private company incorporated under the laws of Ontario; Canadian Dataplex Limited ("CDL"), a private company incorporated under the laws of Canada, Tactron Communications (Canada) Limited ("TCCL"), a private company incorporated under the laws of Ontario. Filtran USA, Filtran Canada, CDL, TCCL are known collectively as the "Filtran Group". The Filtran Group's business focus is similar to that of the Company. The business combination, which has been accounted for using the purchase method, is described in
                                Note 1 (b) to the financial statements.

                                On February 11, 2003 the Company completed the acquisition of certain assets of TM Systems, Inc., a private company incorporated as a Delaware corporation. The acquisition is described in Note 1(c) to the financial statements.

Principles of Consolidation     The consolidated financial statements include
                                the accounts of the Company (the legal parent), and its wholly owned subsidiaries, API
                                Electronics, the Filtran Group, and TM Systems
                                II Inc.

                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
            (Prepared from the records of the company - without audit or review)
                                                       (Expressed in US Dollars)

February 28, 2003 and 2002

Basis of Presentation     These consolidated financial statements have been
                          prepared in accordance with Canadian generally accepted accounting principles. All amounts are disclosed in US dollars unless otherwise indicated.

Revenue Recognition       Revenue is recognized when risk and title passes to
                          the customer, which is generally upon shipment of the product. Revenues from contracts are recognized on the percentage of completion basis, measured by the percentage of contract costs incurred to date compared to estimated total contract costs for each contract.

Inventory                 Raw materials are recorded at the lower of cost and
                          net realizable value. Finished goods and work in process are stated at the lower of cost, which includes material, labour and overhead, and net realizable value. Cost is generally determined on a first-in, first-out basis.

Capital Assets            Capital assets are recorded at cost less accumulated
                          amortization and are amortized using the straight-line basis over the following years:

                               Buildings                                       20 years
                               Computer equipment                               3 years
                               Computer software                                3 years
                               Furniture and fixtures                           5 years
                               Machinery and equipment       Ranging from 5 to 10 years
                               Website development                              3 years

Goodwill Effective January 2002, the Canadian Institute of Chartered Accountants issued new accounting standards relating to accounting for goodwill and other intangible assets acquired in business combinations. Goodwill will no longer be required to be amortized, but is now subject to an annual test for impairment. Any impairment in the value of the goodwill is written off against earnings.

                          Prior to 2002, goodwill was amortized on a straight-line basis over 5 years.

Intangible Assets         Intangible assets that have a finite life are
                          amortized over their estimated useful lives.

                          The non-compete agreement is amortized using the straight-line basis over 5 years.

                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
            (Prepared from the records of the company - without audit or review)
                                                       (Expressed in US Dollars)

February 28, 2003 and 2002

Income taxes              The Company accounts for income taxes under the asset
                          and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carryforwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Foreign Currency
Translation               The consolidated financial statements are stated in
                          United States dollars, "the reporting currency". The transactions of the Company have been recorded during the period in Canadian dollars. The translation of Canadian dollars into United States dollars have been made at the year end exchange rate for monetary balance sheet items, the historical rate for non-monetary balance sheet items, and the average exchange rate for the year for revenues, expenses, gains and losses. The gains or losses on translation are included in net income (loss) for the year.

                          The Filtran Group is a self-sustaining group that is translated at current rates of exchange. All exchange gains and losses are accumulated in the foreign exchange translation account on the balance sheet. The foreign exchange translation amount at February 28, 2003 was $29,875.

Accounting Estimates      The preparation of these consolidated financial
                          statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. By their nature, these estimates are subject to uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

Advertising Costs         The Company's policy is to expense advertising costs
                          as they are incurred. Advertising expenses included in selling expenses is $1,803 (2002 - $14,535).

Stock-Based
Compensation Plans        The Company has a stock-based compensation plan that
                          is described in Note 9(d). No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid on the exercise of options or purchase of stock is credited to share capital.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
            (Prepared from the records of the company - without audit or review)
                                                       (Expressed in US Dollars)

February 28, 2003 and 2002

1.   (a)  Business Acquisition, Name Change and Share Consolidation

          On August 31, 2001, the Company acquired all of the 197 issued and outstanding shares of API Electronics for $2,600,000. The purchase price was satisfied by the issue of 6,500,000 units of the Company at $0.40 per unit. Each unit consists of one common share and 1/2 of one Series A common share purchase warrants exercisable at $0.45 per share expiring February 28, 2003 and 1/2 of one Series B common share purchased warrant exercisable at $ 0.75 expiring August 30, 2003. As a result of the transaction, the original shareholders of API Electronics owned 60% of the issued shares of the Company. The business acquisition resulted in a change in business focus and an introduction of new management for the Company. Accordingly, the Company has accounted for the acquisition as a reverse take-over by API Electronics. Application of reverse take-over accounting results in the following:

           i) API Electronics is deemed to be the acquirer for accounting purposes and its assets and liabilities are included in the consolidated balance sheet at their carrying values. The comparative figures are those of API Electronics.

           ii) The consolidated balance sheet combines the assets and liabilities of the Company as an acquisition under the purchase method of accounting for business combinations.

          The net assets of the Company acquired, at fair value, as at August 31, 2001 are as follows:

           Cash and cash equivalents                                      $    1,213,248
           Marketable securities                                                   1,848
           Other current assets                                                  122,305
           Capital assets                                                          3,559
           Current liabilities                                                  (132,815)
                                                                          --------------
           Net assets acquired                                                 1,208,145
           Less:  Cost of acquisition                                            (34,872)
                                                                          --------------

           Consideration attributed to share capital of shares issued     $    1,173,273
                                                                          ==============

          Pursuant to Articles of Amendment dated September 10, 2001, the Company changed its name from Investorlinks.com.Inc. to API Electronics Group Inc. and consolidated the issued and outstanding common shares on the basis of one common share for every three issued and outstanding common share of the Company.

     (b)  Business Acquisition

          On May 31, 2002, the Company acquired all of the issued and outstanding shares of the Filtran Group of companies for $2,996,547 (Cdn $4,100,000). The purchase price was satisfied through payment of cash in the amount of $1,042,277 and a promissory note given in the amount of $1,954,270 (Cdn $3,000,000). Also incurred were professional fees in connection with the acquisition in the amount of $327,065 giving a total acquisition cost of $3,323,612.

          The business combination was accounted for using the purchase method, whereby the fair market values of the net assets of the Filtran Group are reflected in the Company's balance sheet as at May 31, 2002.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
            (Prepared from the records of the company - without audit or review)
                                                       (Expressed in US Dollars)

February 28, 2003 and 2002

1.   (b)  Business Acquisition (continued)

     The net assets acquired at fair value, as at May 31, 2002 are as follows:

          Cash                                                   $      101,623
          Current assets                                              1,204,202
          Capital assets                                              1,984,492
          Current liabilities                                          (507,256)
          Long-term liabilities                                        (217,690)
          Future income tax liabilities                                (530,000)
                                                                 --------------

          Fair value of tangible net assets                           2,035,371
          Non-compete agreement                                         325,712
          Goodwill                                                      962,529
                                                                 --------------

          Total cost of acquisition                              $    3,323,612
                                                                 ==============

     (c)  Business Acquisition (continued)

     On February 11, 2003, the Company acquired certain assets of TM Systems Inc. for $3,000,000 and will carry on business as TM Systems II Inc. The purchase price was satisfied through payment of cash in the amount of $1,500,000 and a promissory note given in the amount of $1,500,000. Also incurred were professional fees in connection with the acquisition in the amount of $22,263 giving a total acquisition cost of $3,022,263.

     The assets acquired at fair value, as at February 11, 2003 are as follows:

          Contracts in progress, capital assets, and goodwill    $    3,022,263
                                                                 ==============

     At present, the entire purchase price has been allocated to goodwill, pending a valuation of the capital assets, contracts in progress, and the goodwill acquired.

2.   Inventories                                       February 28       May 31
                                                              2003         2002
Inventory as at February 28, 2003 was estimated
based upon gross margin percentage                     $ 2,290,976   $ 1,852,483

3.   Capital Assets                                   February 28, 2003

                                                   Cost    Accumulated              Net
                                                          Amortization       Book Value
   Land                                  $      395,636    $         -       $  395,636
   Buildings                                  2,057,687        250,617        1,807,070
   Computer equipment                            50,253         12,111           38,142
   Computer software                             59,212         19,925           39,287
   Furniture and fixtures                        51,245         15,294           35,951
   Machinery and equipment                    1,590,091        939,397          650,694
   Vehicles                                      20,808          2,931           17,877
   Web site development costs                    30,826         12,662           18,164
                                         ==============================================
                                         $    4,255,758    $ 1,252,937       $3,002,821

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
            (Prepared from the records of the company - without audit or review)
                                                       (Expressed in US Dollars)

February 28, 2003 and 2002

3.   Capital Assets (continued)

                                                                 May 31, 2002
                                                        Cost      Accumulated              Net
                                                                 Amortization       Book Value
   Land                                       $      394,127     $          -       $  394,127
   Buildings                                       1,780,573          160,099        1,620,474
   Computer equipment                                 38,063                -           38,063
   Computer software                                  50,322                -           50,322
   Furniture and fixtures                             40,252            6,751           33,501
   Machinery and equipment                         1,511,764          806,557          705,207
   Web site development costs                         30,826            5,138           25,688
                                              ------------------------------------------------
                                              $    3,845,927     $    978,545       $2,867,382
                                              ------------------------------------------------

   Included in machinery and equipment is $ 133,362 (2002 - $42,001) of property that are held under capital leases. Depreciation and amortization expense amounted to $276,047 (2002 - $75,068). Of this amount $109,158 (2002 -
   $82,882) was included in cost of sales.

4.   Goodwill

                                                 February 28          May 31
                                                        2003            2002

   Goodwill                                      $ 4,037,552      $ 1,015,289
   Less: Accumulated amortization                    (52,760)         (52,760)
                                                 ----------------------------
                                                 $ 3,984,792      $   962,529
                                                 ----------------------------
5    Intangible Assets

                                                 February 28           May 31
                                                        2003             2002

   Non-compete agreement (Note 1(b))             $   325,713      $   325,712
   Less: Accumulated amortization                    (48,857)               -
                                                 ----------------------------
                                                 $   276,856      $   325,712
                                                 ----------------------------

6.   Bank Indebtedness

   The Company's wholly owned subsidiary, Filtran Canada has a line of credit of Cdn $1,000,000 with the Bank of Nova Scotia. As at February 28, 2003, the Company has borrowed $Nil (May 31, 2002-$42,343) against this line of credit. The line of credit bears interest at prime plus 1/2 percent and is secured by a special assignment of inventory, accounts receivable and unlimited guarantee from TCCL and a guarantee of Cdn $500,000 from CDL.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
            (Prepared from the records of the company - without audit or review)
                                                       (Expressed in US Dollars)

February 28, 2003 and 2002

7.   Long-term Debt

                                                                           February 28       May 31
                                                                                  2003         2002
                                                                         --------------------------
   Promissory note payable to former shareholders of the
   Filtran Group, secured by a collateral mortgage
   on real property registered in Ontario and the issued
   and outstanding shares of the Filtran Group, repayable
   on May 31, 2004 plus interest at 5% per annum                         $1,003,814     1,954,270

   Bank term loans, secured by machinery and
   equipment, repayable in monthly instalments of $1,582
   plus interest at a rate of approximately 8%                               47,609        95,145


   Loan payable, unsecured and non-interest bearing,
   repayable in monthly instalments of $1,000 (i)                            39,000        39,000

   Mortgage payable, secured by real estate, repayable
   in blended monthly instalments of $3,737 at interest
   rates of 6.75% and 8.75%                                                 151,689       166,262

   Various equipment capital leases, with annual lease
   payments of $26,949 including interest at
   approximately 9%                                                          86,966       102,089

   Due to shareholder, non-interest bearing with no specific
   terms of repayment                                                        15,093        15,065

   Promissory note payable in connection with the acquisition
   of assets of TM Systems, due February 19, 2004 with an                 1,500,000             -
   interest rate of 5% per annum
                                                                         ------------------------
                                                                          2,844,171     2,371,831
   Less: Current portion                                                  1,558,419     1,072,706
                                                                         ------------------------
                                                                         $1,285,752    $1,299,125
                                                                         ========================

   (i) On March 16, 2001, the Company entered into a joint venture agreement with a Massachusetts Corporation for the use and sale of semi-conductor equipment. The agreement took effect on April 1, 2001. During the year, the venture partners agreed to mutually end the agreement. The Company returned equipment valued at $120,000 and the Company's indebtedness was reduced by the same amount. As at February 28, 2003 the Company's indebtedness amounted to $39,000.

   The long-term debt repayable over the next five fiscal years is as follows:
               2003(3 months)    $        56,913
                  2004                 2,590,294
                  2005                    72,015
                  2006                    65,254
                  2007                    18,849

   Generally accepted accounting principles require disclosure of fair value of financial instruments. Fair value is the amount at which the instrument could be exchanged in a current transaction. Management has determined that there is no significant difference between the fair value and the carrying value of the long-term debt.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
            (Prepared from the records of the company - without audit or review)
                                                       (Expressed in US Dollars)

February 28, 2003 and 2002

8.   Income Taxes

   As at May 31, 2002 the significant components of future income tax assets consists of the following:

   Future income tax assets
    Loss carrying forwards                                  $   368,000
    Capital assets                                               33,000
                                                            -----------

                                                                401,000
                                                            -----------

   Future income tax liabilities
    Capital assets                                             (445,000)
    Non-compete agreement                                       (98,000)
                                                            -----------
                                                               (543,000)
                                                            -----------
   Valuation allowance                                         (388,000)
                                                            -----------

                                                            $  (530,000)
                                                            ===========

   A reconciliation between income taxes provided at actual rates and at the basic rate of 40.29% for federal and provincial taxes is as follows:

    Net loss                                                $  (841,001)
                                                            ===========

    Recovery of income tax at statutory rates               $  (339,000)
    Increase in taxes resulting from:
     Non-deductible items and other                              16,000
     Tax reassessment 1998                                       16,642
     Change in valuation allowance                              323,000
                                                            -----------

     Provision for income taxes                             $    16,642

   The Company has non-capital losses of approximately $914,000 to apply against future taxable income. These losses will expire as follows: $114,000 in 2006 and $800,000 in 2009.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
            (Prepared from the records of the company - without audit or review)
                                                       (Expressed in US Dollars)

February 28, 2003 and 2002

9.   Share Capital

     (a)  Authorized

          Unlimited special shares
          Unlimited common shares

     (b)  Issued Common Shares

                                                                              Number of
                                                                                Shares       Consideration
          (i)   Pre-business combination for API Electronics
                Balance at June 1, 2000 and May 31, 2001                             100      $       100
                Issued upon the conversion of Note (Note 9)                           97          902,422
                                                                             ----------------------------

                Balance at August 31, 2001                                           197      $   902,522
                                                                             ============================
          (ii)  Pre-business combination for the Company
                Balance at April 30, 2001                                     13,179,020      $ 2,985,416
                Share consolidation (Note 1(a))                               (8,786,048)               -
                                                                             ----------------------------
                Balance at August 31, 2001                                     4,392,972      $ 2,985,416

          (iii) Issued from date of reverse take-over Share capital is comprised of the number of issued and outstanding shares
                of the Company and the stated capital of API Electronics       4,392,972      $   902,522
                Shares issued upon the reverse take-over (Note 1(a))           6,500,000        1,173,273
                Shares issued upon exercise of stock options                     210,000          125,707
                Shares issued upon exercise of warrants                        3,200,842        1,920,505
                Shares issued upon exercise of broker warrants                   500,000          250,000
                Shares issued as finders fee                                     100,000          270,000
                                                                             ----------------------------

                Balance as at May 31, 2002                                    14,903,814      $ 4,642,007

                Shares issued upon private placement - June 2002                 500,000        1,175,000
                Shares issued upon exercise of stock options                     200,000          120,000
                Shares issued upon private placement - February 2003           6,925,000        2,770,000
                                                                             ----------------------------

                Balance as at February 28, 2003                               22,528,814      $ 8,707,007
                                                                             ----------------------------

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
            (Prepared from the records of the company - without audit or review)
                                                       (Expressed in US Dollars)

February 28, 2003 and 2002

9.   Share Capital (continued)

      (c)  Warrants
           Common shares purchase warrants ("Warrants")
           As at February 28, 2003 the following Warrants are outstanding and exercisable:

                              Number           Share for        Exercise                      Expiry
                         Outstanding            Warrants           Price                        Date
                         ---------------------------------------------------------------------------
                           1,649,579             1 for 1           $0.45           February 28, 2004
                           1,649,579             1 for 1            0.75             August 30, 2003
                             500,000             1 for 1            3.00               June 30, 2003
                           3,462,500             1 for 1            0.60              March 31, 2005

                The continuity of common share purchase warrants is as follows:
                Warrants outstanding, April 30, 2001                                         226,667
                Issued - pursuant to advisory services                                       250,000
                       - pursuant to business acquisition (Note 1a)
                -  Series A                                                                3,250,000
                -  Series B                                                                3,250,000
                -  Series A - broker warrants                                                125,000
                -  Series B - broker warrants                                                125,000
                Exercised:
                -  Re: Advisory services                                                    (250,000)
                -  Series A                                                               (1,600,421)
                -  Series B                                                               (1,600,421)
                -  Series A - broker warrants                                               (125,000)
                -  Series B - broker warrants                                               (125,000)
                                                                                          ----------

                Warrants outstanding, May 31, 2002                                         3,525,825

                Issued:
                -  Private placement - June 2002                                             500,000
                -  Private placement - February 2003                                       3,462,500
                Expired during the year                                                     (226,667)
                                                                                          ----------
                Warrants outstanding, February 28, 2003                                    7,261,658
                                                                                          ==========
      (d)  Stock Options

           As at February 28, 2003 the following options are exercisable, except as indicated, and outstanding:

                                                  Number        Exercise                      Expiry
                           Issued to         Outstanding           Price                        Date
                           Directors              50,000            0.45             August 31, 2006
                           Directors              50,000            0.75             August 31, 2006

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
            (Prepared from the records of the company - without audit or review)
                                                       (Expressed in US Dollars)

February 28, 2003 and 2002

9.   Share Capital (continued)

     (d)  Stock Options (continued)

          The continuity of stock options is as follows:                    Weighted
                                                            Number of        Average
                                                              Options          Price
                                                          --------------------------
          Options outstanding, April 30, 2001                 123,667      $    7.08

           Cancelled                                         (113,667)          7.65
           Granted- August 2001                               500,000           0.60
                  - April 2002                                 25,000           2.35
           Exercised                                         (210,000)          0.60
                                                             -----------------------

          Options outstanding May 31, 2002                    325,000           0.73
          Options cancelled                                   (25,000)         (2.35)


          Exercised - February 2003                          (200,000)          0.60
                                                             -----------------------

          Options outstanding, February 28, 2003              100,000      $    0.60
                                                             =======================

10.  Cash Flow Information

   (a) Changes in non-cash working capital are as follows:

                                Nine Months Ended         Three Months Ended
                                  February 28                 February 28
                                 2003         2002         2003          2002

  Accounts receivable       $(333,703)   $(176,281)   $(234,420)     $  9,871
  Inventory                  (438,493)     (22,261)    (206,765)       18,740
  Marketable securities      (263,670)           -      (11,943)            -
  Prepaid expenses            (48,783)      96,529      (61,072)       59,994
  Accounts payable            307,404     (147,300)     141,962       (81,391)
                           --------------------------------------------------

                           $ (777,245)   $(249,313)   $(372,238)     $  7,214
                           --------------------------------------------------

   (b) Supplemental Cash Flow Information

                                          Nine Months Ended Three Months Ended
                                             February 28             February 28
                                           2003      2002         2003           2002
         Cash paid for interest       $  69,870  $ 23,891     $  9,921       $  5,066
                                      ------------------------------------------------

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
            (Prepared from the records of the company - without audit or review)
                                                       (Expressed in US Dollars)

February 28, 2003 and 2002

11.  Related party Transactions

     (a) Included in capital assets are web site development costs in the amount of $30,826 (May 31, 2002 - $30,826) paid to a company of which a shareholder of the company is a director.

     (b) Included in consulting expenses are fees of $30,896 (2002 - $4,756) paid to an individual who is a director and officer of the Company.

     (c) On July 1, 2001 the convertible promissory note held by a principal shareholder of API Electronics was converted into common shares of API Electronics (Note 9)

     These related party transactions were in the normal course of operations and are recorded at the exchange amount agreed to by the related parties.

12.  Per Share Data

     The weighted average number of shares issued and outstanding for the period ended February 28, 2003 was 15,844,091. For comparative purposes, the number of shares outstanding for the period from the beginning of the fiscal year to the date of the reverse takeover is deemed to be the number of shares issued by the legal parent to the shareholders of the legal subsidiary as described in note 1(a). For the period from the date of the reverse takeover to the end of the fiscal year, the actual weighted average of shares issued during the period is used.

     The effect of the exercise of outstanding options and warrants would be anti-dilutive.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
            (Prepared from the records of the company - without audit or review)
                                                       (Expressed in US Dollars)

February 28, 2003 and 2002

13.  Financial Instruments

     As at February 28, 2002 there were no significant differences between the carrying amounts and the fair values of these instruments.

     It is management's opinion that the Company is not exposed to significant interest rate, currency, or credit risk.

     Accounts receivable consist principally of amounts due from the US Department of Defence, US Department of Defence subcontractors, and commercial/industrial users.

     Although, the U.S. Department of Defence (directly and through subcontractors) accounts for a significant portion of the Company's revenue, management has determined that the Company is not economically dependent on this business as, if necessary, it could re-deploy resources to further service the commercial/industrial user.

14.  Commitments and Contingencies

     (a) Rent

         The following is a schedule by years of approximate future minimum rental payments under operating leases that have remaining non-cancellable lease terms in excess of one year as of February 28, 2003.

           2003 (3 months)    $    13,476
           2004                    22,243
           2005                     9,889

     (b) 401(k) Plan

     During 1998, the Company adopted a 401(k) deferred compensation arrangement. Under the provision of the plan, the Company is required to match 50% of employee contributions up to a maximum of 3% of the employee's eligible compensation. Employees may contribute up to a maximum of 15% of eligible compensation. The Company may also make discretionary contributions up to a total of 15% of eligible compensation.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
            (Prepared from the records of the company - without audit or review)
                                                       (Expressed in US Dollars)

February 28, 2003 and 2002

15.  Comparative Figures

     Comparative figures have been reclassified to conform to the current year presentation.